Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

CB Richard Ellis Realty Trust:

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to the registration statement (No. 333-152653) on Form S-11 of CB Richard Ellis Realty Trust of our report dated March 31, 2009, with respect to the consolidated balance sheet of Duke/Hulfish, LLC and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, members’ equity, and cash flows for the period from April 29, 2008 (inception) through December 31, 2008, and the related financial statement schedule III, which report appears in the December 31, 2008 annual report on Form 10-K of CB Richard Ellis Realty Trust, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Indianapolis, Indiana

August 21, 2009